

December 17, 2018

R. Elaine Lintecum
Chief Financial Officer
The McClatchy Company
2100 Q Street
Sacaramento, CA 95816

Re: The McClatchy Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Form 10-Q for the Quarter Ended September 30, 2018
Filed November 9, 2018
File No. 001-38200

Dear Ms. Lintecum:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2018

Notes to Condensed Consolidated Financial Statements
Note 1. Significant Accounting Policies
Intangible Assets and Goodwill, page 7

1. We note that you performed an interim testing of impairment of intangible newspaper mastheads as of September 30, 2018, due to the continuing challenging business conditions in certain markets as of the end of the third quarter of 2018. Please tell us if you performed an interim testing of impairment of goodwill as of September 30, 2018 due to these same market conditions and tell us if you determined the estimated fair value of your reporting units substantially exceeded their carrying value and the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test. If an interim impairment test of goodwill was not performed, please explain why you believe one was not required given your operating environment and

       market conditions.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Transportation and Leisure